

August 16, 2012

Via E-mail
Mr. Steven Filton
Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406

> **Re:** **Universal Health Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-10765**

Dear Mr. Filton:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

1. Beginning on page 53 you discuss the results of your acute care hospital services segment in 2011 versus 2010 and 2010 versus 2009. Please tell us why the net revenues in your discussion on a same facility basis are the same as on an all acute care hospitals basis, but your other operating expenses are different. It does not appear that you acquired or disposed any significant acute care facilities in either 2010 or 2011 supporting the same amount of net revenues on a same facility and all acute care hospitals bases, but it is unclear why your operating expense amounts are therefore also not the same.

Notes to Consolidated Financial Statements
Note 1: Business and Summary of Significant Accounting Policies
B) Revenue Recognition, page 99

2. On page 64 you disclose the receipt of $11 million in Medicaid program incentive
    payments associated with electronic health records, or EHR. You also disclose that you
    deferred these payments at December 31, 2011 and will record the amounts as revenue
    when the applicable hospitals are deemed to have met the meaningful use criteria. On
    page 41 of your June 30, 2012 Form 10-Q you disclose that you recognized the first $2
    million of these payments as revenue in 2012. We do not believe that classification of
    these incentive payments as revenue is appropriate as they are not related to your ongoing
    central operating activities. Please address the following comments:

    • Please provide us propose revised policy disclosure to be included in future periodic
      reports that separately describes your accounting for Medicare and Medicaid EHR
      incentive payments.

    • Please explain to us how you will present the reclassification of your EHR incentive
      payments recorded in revenue during the second quarter of 2012 in your September
      30, 2012 Form 10-Q and provide us proposed disclosure to be included in that filing
      that explains your reclassification and retroactive presentation.

V) Accounting Standards
Measuring Charity Care for Disclosures, page 105

3. We acknowledge your disclosure regarding the adoption of ASU 2010-23. Please
    address the following comments:

    • Please provide us proposed revised charity care policy disclosure to be included in
      future periodic reports under ASC 954-605-50-3 that clarifies what "financial or
      economic criteria" must be met by a patient to qualify for charity care.

    • You disclose the estimated cost of providing "charity services" in the first full
      paragraph on page 106. It appears that you include the cost of services provided at a
      discount to uninsured patients in the cost of charity services. Please provide us
      proposed revised disclosure to be included in future periodic reports that:

      o Discloses the cost of charity care provided as required by ASC 954-605-50-3.
        In this regard, the glossary at ASC 954-60-20 defines charity care as health
        care services that are provided but are never expected to result in cash flows.
        It appears that your discounted services provided to uninsured patients
        included in "charity services" have some anticipated cash inflows and
        therefore do not qualify for charity care.

      o Revises throughout your filing the use of "charity services" as that term is
        confusingly similar to charity care.

Note 9: Relationship with Universal Health Realty Income Trust and Related Party Transactions
Relationship with Universal Health Realty Income Trust, page 128

4. You disclose that you serve as Advisor to the Trust pursuant to an annual agreement
    whereby you conduct the day-to-day affairs of the Trust, provide it administrative

services and present it with investment opportunities. Also, certain of your officers and directors are also officers and/or directors of the Trust. Please provide us your analysis supporting why consolidation of this trust is not appropriate and reference for us the authoritative literature you rely upon to support your position. In your response, demonstrate to us whether the Trust is a variable interest entity and, if so, whether you are the primary beneficiary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant